

# PSB Holdings, Inc.

## 2009 Annual Report

Received SEC

MAR 16 2010

Washington, DC 20549

# message from the president


Received SEC
MAR 1 6 2010
Washington, DC 20549

*To our Shareholders,*

In 1859, Charles Dickens wrote "It was the best of times, it was the worst of times..." to open his classic *A Tale of Two Cities*. That quote reflected my feeling that in many areas, PSB Holdings, Inc. ("PSB") and our bank subsidiary, Peoples State Bank ("Peoples") enjoyed "the best of times" during 2009 while many of our competitors felt it was "the worst of times". I would like to build on that comparison with the primary reasons why I feel we were in "the best of times".

For the past three years, PSB, as compared to our national peer group (which we define as publicly traded banks with assets of $500 million to $1 billion throughout the United States as reported by SNL Securities), generated return on equity performance in the top 30% of peers. Our 2009 return on equity of 7.38% finished in the top 25% based on peer bank results reported through February 24, 2010. That is an outstanding performance in an environment where many banks struggled to show any net income. As shown in Figure 1 for banks reporting through that date, PSB return on shareholder equity held up significantly better than other similar banks.

Earnings for 2009 totaled $2.00 per share (refer to figure 2) on net income of $3.1 million compared to $2.13 per share on net income of $3.3 million in 2008, an earnings per share decline of just 6%. The median peer bank saw their relative return on equity decline by 46% while PSB declined by only 14%.


return on equity
to peer group
PSB
Peer median
8.63%
5.61%
7.38%
3.04%
Figure 1
05
06
07
08
09


earnings per share
$2.13
$2.00
Figure 2
05
06
07
08
09



*Peter W. Knitt*

Furthermore, PSB increased its net book value per share by 5.2% in 2009 to $27.11 per share. Many banks, by comparison, were diluting their shareholder ownership by having to sell additional common shares or participate in the U.S. Treasury's TARP capital program to replace capital due to credit losses. In light of industry wide losses, banking regulators have encouraged all banks to increase their capital reserves. We were able to raise Senior Subordinated Notes totaling $7 million from local investors that recognize the stability and sound financial footing of PSB instead of taking TARP funds. Strong earnings drove net book value higher even as PSB increased its cash dividend of profits to shareholders for the 24th consecutive year. As reported by SNL Securities for peer banks reporting through February 24, 2010, only 19% of our peers increased both tangible net book value and cash dividends per share during 2009.

Because most in the banking industry believed it was "the worst of times", we took advantage of opportunities provided to us by some competitors' lack of customer service. Our commercial loan portfolio grew by $14 million or 4.4% and long-term fixed rate loan originations retained in our residential mortgage servicing portfolio grew by $52 million, or 28%, during 2009. New customer relationships were at the core of the increase in both of these categories. We were able to capitalize on competitors that were pulling back and putting their "heads in the sand" by focusing on responsiveness to customer needs and getting the work done. We believe these new relationships provide us with good, strong customers that have the same values and outlook as those for which Peoples State Bank is known for in our communities.

How else was it "the best of times" for Peoples? Our company has a long tradition of controlling expenses and increasing productivity. Total 2009 operating expense moved significantly higher than 2008, but was driven by recession related costs not reflective of our day-to-day operations. Excluding foreclosure losses and FDIC insurance expense, total operating expenses were 2.19% of average assets during 2009, down from 2.26% in the prior year and the lowest level seen during the past five years as shown in Figure 3. Also shown in Figure 4, increased net interest income and mortgage banking income combined with a stable employee base increased revenue to $179,000 per employee up from $152,000 in 2008 and $138,000 in 2007 (all figures exclude security sale gains and losses). Our employees continually seek efficiencies to serve customers better and to provide you the greatest shareholder value.

Figure 3


operating expense
to average assets
Operating expenses excluding
foreclosure losses and FDIC insurance
2.40%
2.35%
2.30%
2.25%
2.20%
2.15%
2.10%
2.26%
2.19%
05
06
07
08
09


dividends per share
$0.72
$0.70
$0.68
$0.66
$0.64
$0.62
$0.60
$0.58
$0.68
$0.70
05
06
07
08
09

Figure 4


revenue per employee
(tax adjusted $000s)
Tax adjusted net interest income and fees
excluding security sale gains (losses)
$200
$180
$160
$140
$120
$100
$152
$179
05
06
07
08
09


net book value
per common share
$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$25.76
$27.11
05
06
07
08
09

## total assets and serviced mortgages at Dec. 31



Loans serviced for others ($000s)
Total Assets ($000s)
$237,764
$606,854
05
06
07
08
09


## total capital to assets at Dec. 31



Tangible common book equity
Total regulatory capital
10.63%
12.49%
6.74%
6.67%
05
06
07
08
09


## return on equity and assets



Return on equity
Return on assets
0.54%
7.38%
05
06
07
08
09


## allowance for loan losses & charge-offs to gross loans



Net loan charge-offs % during year
Allowance for loan losses % at Dec. 31
1.71%
1.28%
0.37%
0.05%
05
06
07
08
09

Was Peoples unscathed in 2009? Definitely not. We saw some of our customers struggle in this economy. Our provision for loan losses grew to $3.7 million and we incurred $1.1 million in foreclosure losses, including $1 million on a land development loan taken to auction during November. However, our net loan charge offs and loss provisions were not unusual among the industry. We grew our allowance for loan losses from 1.28% of total loans to 1.71% of loans during 2009 while still posting strong financial results. Our existing allowance for loan losses compares favorably to the peer median loan loss allowance of 1.62% of total loans.

What will 2010 bring? It is hard to say at this point. In our existing markets we expect slower asset growth than seen during recent years. We are also preparing for challenging impacts to net interest margin when interest rates begin to rise as expected. At PSB, however, we tend to believe that perception becomes reality and we perceive that we will still be enjoying "the best of times" during 2010. We are well positioned to increase our asset base through conservative lending to customers throughout Central and Northern Wisconsin. I am a firm believer that the culture of this company, which began providing outstanding customer service to local entrepreneurs and their families in 1962, will continue to thrive in 2010 and beyond.

Sincerely,



**Peter W. Knitt**
President & CEO
PSB Holdings, Inc. & Peoples State Bank

## summary balance sheets
## ($000s except per share data)

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $26,337 | $13,172 | $21,127 | $25,542 | $26,604 |
| Securities | 106,185 | 102,930 | 97,214 | 80,009 | 81,501 |
| Loans receivable, net | 437,633 | 424,635 | 387,130 | 369,749 | 372,411 |
| Premises and equipment | 10,283 | 10,929 | 11,082 | 11,469 | 12,632 |
| Other assets | 26,416 | 18,820 | 17,632 | 15,071 | 13,010 |
| Total assets | $606,854 | $570,486 | $534,185 | $501,840 | $506,158 |
| Deposits | $458,731 | $427,801 | $402,006 | $391,415 | $400,536 |
| FHLB advances | 58,159 | 65,000 | 57,000 | 60,000 | 54,000 |
| Other borrowings | 28,410 | 25,631 | 26,407 | 3,995 | 4,497 |
| Senior subordinated notes | 7,000 | 0 | 0 | 0 | 0 |
| Junior subordinated debentures | 7,732 | 7,732 | 7,732 | 7,732 | 7,732 |
| Other liabilities | 4,552 | 4,423 | 4,425 | 4,251 | 3,908 |
| Stockholders' equity | 42,270 | 39,899 | 36,615 | 34,447 | 35,485 |
| Total liabilities and stockholders' equity | $606,854 | $570,486 | $534,185 | $501,840 | $506,158 |
| Net book value per share | $27.11 | $25.76 | $23.70 | $21.67 | $20.81 |

## summary statements of income ($000s except per share data)

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Net interest income | $16,951 | $14,407 | $14,135 | $13,772 | $14,109 |
| Provision for loan losses | 3,700 | 885 | 480 | 495 | 160 |
| Net interest income after loan loss provision | 13,251 | 13,522 | 13,655 | 13,277 | 13,949 |
| Noninterest income | 5,576 | 3,207 | 3,704 | 3,276 | 3,468 |
| Operating expenses | 14,829 | 12,589 | 11,952 | 11,702 | 11,040 |
| Net income before income taxes | 3,998 | 4,140 | 5,407 | 4,851 | 6,377 |
| Provision for income taxes | 882 | 839 | 1,267 | 1,424 | 2,037 |
| Net income | $3,116 | $3,301 | $4,140 | $3,427 | $4,340 |
| Diluted earnings per share | $2.00 | $2.13 | $2.64 | $2.07 | $2.52 |
| Cash dividends per share | $0.70 | $0.68 | $0.66 | $0.64 | $0.62 |
| Average common shares outstanding | 1,559,285 | 1,548,898 | 1,565,212 | 1,645,603 | 1,714,648 |
| Return on average assets | .54% | .61% | .82% | .69% | .90% |
| Return on average equity | 7.38% | 8.63% | 11.79% | 9.84% | 12.39% |

# merging service and technology

## As a bank with a storied history, we continue to "reinvent" ourselves.

We embraced new technologies in 2009 such as mobile banking, social media, and updated our online location (psbwi.com) to provide greater customer service and convenience. We strive to provide a level of service that evokes the grandest traditions of banking while offering innovative tools that make it easy for your money to work harder.

Early in 2009 we launched our first mobile banking product. This product allows customers to access their accounts from their mobile phones. Having access to Peoples accounts has never been more versatile. Truly providing our customers with anytime, anywhere access to their financial life.

Engaging customers has always been a focus at Peoples. In May 2009 we started to "tweet" and built a fan page on Facebook. These have been used to support both our communication and service strategies, while finding new ways to connect with our customers.

Our Investor Relations site (psbholdingsinc.com) was also introduced in 2009 to provide shareholders with the most recent PSB news and financial information. In late 2009 the Peoples State Bank Web site (psbwi.com) was also revised, focused on creating a better user experience and allowing for future expansion of the site to meet our growing customers' needs. In addition to our main site, we also launched a mobile version (psbwi.mobi) of our site in response to the exponential growth in web enabled mobile phones and as a gateway for our mobile banking product. Both sites continue to see an increase in the number of visits each month since their launch.

In 2010 we look to continue our expansion of technology with a new data processing system from technology vendor Jack Henry. We consider this an investment in our ability to meet and exceed our customers' expectations of service and product availability.

# helping businesses reach their potential

## Through our knowledge and personal service, our commercial banking team is positioned to help businesses negotiate hurdles with confidence.

Since 1962, Peoples has been focused on the needs of small business entrepreneurs. We have uncommon expertise in helping small business owners, professionals and entrepreneurs grow. Peoples enjoys a solid reputation in this segment and is recognized as a proven business partner. We are poised to build upon our established position in the marketplace at a time when 99.7 percent of all American companies are small businesses (as defined by the Small Business Administration). From financing business growth and providing trusted advice to delivering unparalleled service and offering comprehensive personal wealth management options, we continue to align our product and service approach with the business sector. We understand this niche, are highly qualified to serve its needs, and prosper alongside our small business customers when we assist them in achieving their goals.

The saying "Cash is King" has never been more true, and during 2009 our Treasury Management Team worked with customers to increase average bank noninterest bearing commercial demand deposits by 11%, part of an over 7% increase in average total commercial deposits.



*Jessica Adamski*
*Peoples State Bank*

*Pat Heier*
*Peoples State Bank*

employees volunteered over 6,000 hours in the communities we serve











100%

of employees volunteered in the community in 2009






# how my banker, became my neighbor

## What do three nights of color television, the lunar landing, disco, and Y2K all have in common? They've all happened on our watch. Since we first opened our doors in 1962, we've seen the course of history pass before us.

Peoples has become more than just a physical presence. Since our early days, Peoples has also maintained a certain intangible presence in the communities we serve, with our company-wide belief in seeing the potential of people and their ability to do whatever they set their mind to. Because of this belief, we continue to invest in products and services that make it easy for your money to work harder.

Seeing the potential goes beyond products and services. Through our time, money, or both, Peoples and our employees have helped build on this belief in the local communities we live and work, being an example of what it means to be a good neighbor. Being a strong community partner is something we all feel makes us a more successful organization. As an employer, as employees, and as shareholders we can all be proud of our commitment to the community. During 2009, employees of Peoples proudly volunteered more than 6,000 hours to community organizations and programs throughout Central and Northern Wisconsin, up from 2,500 hours in 2008. Employee participation also increased from 99% in 2008 to a perfect 100% in 2009.



# board of directors

**Front Row, Left to Right**:
David Kopperud, Gordon Gullickson, Patrick Crooks, Peter Knitt

**Back Row, Left to Right:**
William Reif, Thomas Riiser, Thomas Polzer, William Fish, Charles Ghidorzi, Gordon Connor, Timothy Sonnentag

**Gordon P. Connor**
President
Connor Management Corp.

**Patrick L. Crooks**
Chairman of
Peoples State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

**William J. Fish**
President
BILCO, Inc.
(McDonald's Franchisee)

**Charles A. Ghidorzi**
President
C.A. Ghidorzi, Inc.
Structural Systems, Inc.

**Gordon P. Gullickson**
Chairman of PSB Holdings, Inc.
Retired President
of Peoples State Bank

**Peter W. Knitt**
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

**David K. Kopperud**
Retired President
of Peoples State Bank

**Thomas R. Polzer**
President
M&J Sports, Inc.

**William M. Reif**
President & CEO
Wausau Coated
Products, Inc.

**Thomas A. Riiser**
Retired President
of Riiser Oil Co., Inc.

**Timothy J. Sonnentag**
President & CEO
County Materials Corporation

**DIRECTORS EMERITUS**
Leonard C. Britten
Lawrence Hanz, Jr.
John H. Sonnentag
Eugene Witter

**Keith Baars**
Vice President
Commercial Lending
& Loan Operations

**Scott Cattanach**
Senior Vice President
Chief Financial Officer

**Leif Christianson**
Vice President
Chief Information Officer

**Pat Heier**
Senior Vice President
Commercial Lending

**Tom Knudsen**
Senior Vice President
Northern Market President

**Peter Knitt**
President
Chief Executive Officer

**John Proulx**
Senior Vice President
Residential Lending

**Chris Pfender**
Vice President
Risk Management

**Donna Staples**
Senior Vice President
Human Resources Director



# senior management

**Front Row, Left to Right:**
Chris Pfender, Donna Staples, Peter Knitt

**Back Row, Left to Right:**
Leif Christianson, Tom Knudsen, Pat Heier,
Scott Cattanach, John Proulx, Keith Baars

At Peoples, It's about you:

our customers, employees and shareholders.

stock symbol PSBQ
investor site www.psbholdingsinc.com